As filed with the Securities and Exchange Commission on September 10, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of September 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...               Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ......                      No ...X...

                    TF1 ACQUIRES 34.3% STAKE IN METRO FRANCE


Metro International S.A. ("Metro"), the international newspaper group, today announced that leading French television broadcaster Television Francaise 1 S.A. ("TF1") has agreed to acquire a 34.3% shareholding in Metro's French subsidiary, `Publications Metro France', for a total cash consideration of (euro)12 million. The transaction is expected to be completed by the end of September 2003.

Metro France's three editions - in Paris, Marseille and Lyon - attract more than
1.3 million daily readers. Metro was launched in the three cities in the Spring of 2002, covering a target population of almost 11 million people and becoming the largest newspaper by circulation in the three cities on a combined basis. France is the third largest advertising market in Europe, and reported annual media spend on newspaper advertising of US$ 1.4 billion in 2002.


Pelle Tornberg, President and CEO of Metro International, commented: "TF1 is one of the largest and strongest media companies in Europe, and is the ideal partner for Metro in France. We will work closely with TF1 to realize all the synergies that are made possible by this partnership, which will further increase the potential of Metro's operations in France and accelerate the development of our French editions. This agreement follows our successful partnerships in North America and reflects the significant similarities between the free-to-air television and free newspaper businesses."


For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen 'O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              By: /s/ Anders Fullman
                                                  ------------------
                                              Name:   Anders Fullman
                                              Title:  Vice President
                                                      of Metro International SA


Date:    September 10, 2003